Exhibit 99.1

Confidential Subject to FRE 408

Restructuring Proposal for Abraxas Petroleum Corporation (“APC”)

Angelo Gordon Energy Servicer, LLC as Term Loan Agent (“Angelo Gordon”)

This term sheet does not constitute (nor shall it be construed as) an offer with respect to any securities or a solicitation of acceptances or rejections as to any exchange or plan of reorganization, it being understood that such a solicitation, if any, shall be made only in compliance with Section 4(a)(2) of the Securities Act of 1933 and/or section 1145 of the Bankruptcy Code and applicable provisions of securities, bankruptcy, and/or other applicable statutes, rules, and laws. Nothing contained in this term sheet shall be an admission of fact or liability or deemed binding on any of the parties hereto.

This term sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions described herein, which transactions will be subject to the completion of the definitive documents incorporating the terms set forth herein. The closing of any transaction will be subject to the terms and conditions set forth in such definitive documents. No binding obligations will be created by this term sheet unless and until binding definitive documents are executed and delivered by all applicable parties.

Angelo Gordon Proposal – 05/14/21
Implementation	• Pre-arranged Chapter 11 [(SD-TX)], Ch 11 filing date [TBD] • Company to reorganize and emerge as a private entity
Case Funding / Junior DIP Financing

•   Use of cash collateral and, to the extent necessary, draws under a junior DIP facility provided by Angelo Gordon

•   Principal amount – TBD

•   Collateral – Junior DIP on all assets, except first priority priming lien on segregated DUC assets to be developed during the chapter 11 case

•   Use of Proceeds – (a) case liquidity (to the extent required and subject to an agreed budget, including for in-case DUC development) and (b) Cash Settlement Pool

1L RBL and Hedge Claims Treatment

•   Total claim size of (I) [$88.50]mm of loans under the prepetition RBL facility, plus (II) $[9.92]mm in hedge termination obligations in respect of hedges, in each case plus accrued and unpaid interest

•   New 1st lien term loan facility:

•  Interest Rate. Same as existing (at non-default rate)

•  Maturity – 5.0 years

•  Permitted Debt/Lien to include a pari passu or senior revolver with customary baskets

•  Mandatory pre-pay for asset sales

•  Borrower approval of assignments (not to be unreasonably withheld)

Angelo Gordon Proposal – 05/14/21

2L Term Loan Treatment	• Total claim size of $[127.90]mm principal plus accrued and unpaid interest under the prepetition 2nd lien term loan facility • Claims converted into 100% of reorganized equity

General Unsecured Claims Treatment	• GUCs to ride through unimpaired/paid in full (subject to confirmatory diligence)

Existing Equity Treatment

•   No recovery on account of existing equity interests; provided, however, if existing equity holders do not object to the plan or the releases contained therein, such holders will be entitled to receive their pro rata share of a $500,000 Cash Settlement Pool and up to 50 QIB’s (starting with highest share holdings) can elect to receive warrants (terms TBD) of an equal value in lieu of their cash settlement payment)

Other	• Releases – customary / mutual • New board, three members appointed by Angelo Gordon